LM Funding America, Inc.

1200 Platt Street, Suite 1000

Tampa, Florida 33606

September 18, 2025

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: David Gessert and Sandra Hunter Berkheimer

Re:	LM Funding America, Inc.

Registration Statement on Form S-3 Filed August 27, 2025

File No. 333-289887

Dear Mr. Gessert and Ms. Hunter Berkheimer:

On behalf of LM Funding America, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 11, 2025, regarding the Company’s Registration Statement on Form S-3 filed August 27, 2025 with the Commission (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement on the date hereof, which include changes to reflect responses to the Staff’s comments and other updates. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to Amendment No. 1.

Registration Statement on Form S-3

General

1.

Given the size and nature of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

The Company respectfully submits that the offering contemplated in the Registration Statement is not an indirect primary offering but is a valid secondary offering by or on behalf of the selling stockholders that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the selling stockholders in a secondary offering.

In Question 612.09 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant. Interpretation 612.09 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the relevant factors listed in Interpretation 612.09 is discussed below. Based on an analysis of the specific factors listed in Interpretation 612.09 and all the circumstances for the Company, the Company respectfully submits that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

(A)	How long the selling stockholders have held the shares

On August 18, 2025, the Company and institutional investors (the “Investors”) entered into a securities purchase agreement pursuant to which the Company issued to the Investors, in a private placement (the “PIPE Offering”), (i) 4,322,265 shares (the “PIPE Shares”) of the Company’s common stock and (ii) 4,322,265 warrants to purchase shares of common stock at an exercise price of $2.41 per share (the “PIPE Warrants”).

On August 18, 2025, following the closing of the PIPE Offering, the Company and the Investors entered into a securities purchase agreement pursuant to which the Company issued (i) in a registered direct offering, 5,231,681 shares (the “RD Shares”) of the Company’s common stock and, (ii) in a concurrent private placement, 5,231,681 warrants to purchase shares of common stock at an exercise price of $2.41 per share (the “PIPE Common Warrants” and, collectively with the PIPE Warrants, the “Warrants”). The term “Private Placement” used herein refers to the offer and sale of the PIPE Shares, PIPE Warrants and PIPE Common Warrants. The RD Shares were issued in a registered transaction and are not being registered for resale in the Registration Statement, and, accordingly, for purposes hereof, the term “Private Placement” does not include the Company’s offer and sale of the RD Shares. The shares of common stock issuable upon exercise of the Warrants are herein referred to as “Warrant Shares”.

The Private Placement was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. The Investors represented to the Company that they were accredited investors within the meaning of Rule 501(a) of Regulation D and that it was acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The PIPE Shares and Warrants were offered without any general solicitation by the Company or its representatives.

Generally, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. However, the Company notes that there is no mandatory holding period for a private investment in public equities (“PIPE”) transaction, such as the Private Placement, to be characterized as a private placement. As noted by the Staff in Securities Act C&DI Question 139.11, a valid secondary offering could in theory occur immediately following the closing of a private placement. C&DI Question 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

As the interpretation states, a company may even register a secondary offering before shares are issued in a PIPE transaction. The Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI Question 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

Furthermore, because the consideration for the PIPE Shares and the Warrants has already been provided and the PIPE Shares and the Warrants have already been delivered to the Investor, the Investors bear the investment risk of holding all of these securities issued. The Investors participated in the Private Placement with the knowledge that it might not be able to exit its position at a profit, and it provided evidence that it acquired the PIPE Shares and the Warrants with the intent to invest, rather than to effect a distribution, as an underwriter would have.

Each Investor has already been subject to the full investment risk associated with ownership of the Company’s equity securities for a period of over one month, and the Company believes this timing conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly post-closing and declared effective shortly after filing. The Company is not aware that the Staff has taken a position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with Interpretation 139.11 set forth above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective. If inclusion for resale of the securities sold after a registration statement is filed if the registration statement is not yet effective is allowed in a secondary offering, then, a fortiori, inclusion of the securities sold before a registration statement is filed, regardless of the holding period, may be allowed.

Furthermore, the Warrants include a beneficial ownership limitation which prevents the Investor from exercising the Warrants in the event its beneficial ownership of shares of common stock of the Company would exceed 4.99% (or, upon adjustment by the Investor, 9.99%). In view of the foregoing limitations, even if the Registration Statement were immediately declared effective, an Investor would likely be unable to resell right away all of the shares issued upon exercise of Warrants that the Company is seeking to register. Accordingly, the Investors cannot be compared to underwriters, as underwriters (by definition) do not take long-term risk on an issuer’s equity securities and are generally not subject to the ownership limitations placed on the Investors.

(B) The circumstances under which the selling stockholders received their shares

The PIPE Shares and Warrant Shares being registered for resale were or will be issued to the Investors upon the exercise of the Warrants, which were issued to the Investor in an arm’s-length private placement transaction for substantial consideration pursuant to the purchase agreements that was vigorously negotiated, including between legal counsels for the Company and the Investor, and which complied in all respects with Section 4(a)(2) of the Securities Act. As set forth in the Registration Statement, other than receipt of the exercise price of the Warrants, the Company will not receive any proceeds from the resale of the PIPE Shares or Warrant Shares by the Investor. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, each Investor specifically represented to the Company, as set forth in the purchase agreements, that it was acquiring the securities for its own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act.

In addition, as far as the Company is aware, none of the Investors have engaged, or will engage, in any directed selling efforts, marketing or other solicitation of purchasers or otherwise pre-arrange for the sale of the share of common stock being registered. The Investors are expected to sell the shares of common stock in ordinary trading in public markets and, accordingly, are subject to general risks of trading securities in public markets, including the risk that an Investor sells shares below its cost basis.

(C) Selling stockholders’ relationship with the Company

The selling stockholders have not had any relationship with the Company other than as a potential passive investor in the Company. Neither the Investors nor their respective affiliates have held any position or office or has had any material relationship with the Company within the past three years. Moreover, the Staff has previously noted in the C&DI Question 212.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” As a result, the selling stockholders’ status as a non-affiliate of the Company is a factor that weighs favorably in the Company’s determination that the offering for resale of the PIPE Shares and Warrant Shares by the Investors under the Registration Statement is a secondary offering and not a primary offering.

(D) The amount of shares being registered

Although a relatively large amount of PIPE Shares and Warrant Shares are being registered relative to the Company’s number of outstanding shares of common stock, the Company does not believe that the amount of PIPE Shares and Warrant Shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to Interpretation 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI Interpretation 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that the selling stockholder has conducted any road shows or taken any other actions to condition or “prime” the market for its shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

(E) Whether the selling stockholders are involved in the underwriting business

To the Company’s knowledge, no Investor is involved in the underwriting business.

(F) Whether the selling stockholders act as conduit of the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that none of the Investors is acting on the Company’s behalf and that each such Investor is motivated by its own self-interests, and therefore no Investor is acting as a conduit of the Company.

Prospectus Summary

Our Business, page 3

2.

We note that you have a cryptocurrency treasury strategy focused on Bitcoin. Please expand your disclosure to describe your plan of operations for the next twelve months by describing the source of capital for your acquisition of Bitcoin, including when you intend to purchase Bitcoin with the proceeds from the PIPE Offering and the securities purchase agreement.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 3 of Amendment No. 1 under the heading “Our Business — Bitcoin Treasury Strategy” to provide additional details and disclosure regarding the Company’s Bitcoin treasury strategy.

3.

Please expand to disclose the policies and procedures you have in place or intend to adopt that govern when you exchange cash, or other assets, for Bitcoin and when you monetize your Bitcoin. Additionally, disclose whether you have policies or will establish policies governing the percentage of treasury holdings that will be Bitcoin, the percentage of your treasury that is currently invested in Bitcoin, and whether you intend to acquire other crypto assets. Please disclose whether you intend to hedge your Bitcoin exposure, and, if so, please describe your hedging strategy.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 3 of Amendment No. 1 under the heading “Our Business — Bitcoin Treasury Strategy” in response to the Staff’s comment.

4.

Please revise to identify the custodian of your custodially-held assets. Additionally, describe the material terms of your custodial services agreement, including the term, termination provisions, whether your assets are held in segregated accounts, the identity of entities that have access to the Bitcoin, whether any entity is responsible for verifying the existence of the Bitcoin, and the insurance coverage of your Bitcoin holdings. Additionally, disclose where your third-party custodian is chartered and how it is regulated. Further, please file your custodial services agreement as an exhibit to your registration statement or tell us why you are not required to do so.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 3 of Amendment No. 1 under the heading “Our Business—Custodially-Held Assets” to include disclosure regarding the Company’s custodian and the material terms of the Company’s custody agreement.

The Company does not believe that its custody agreement with its custodian is a “material contract” for purposes of Item 601(b)(10)(ii) of Regulation S-K. Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent (emphasis added), as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent (emphasis added);

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company respectfully advises the Staff that companies that buy and sell digital assets, routinely enter into custodial agreements in the ordinary course with service providers to engage in market transactions (buying and selling) and to hold these digital assets. These services are offered by multiple service providers, and the Company has many alternatives from among which to select such services providers. These custodial arrangements are equivalent to bank accounts or brokerage accounts, and the Company is not required to exclusively use any one service provider, nor is the Company required to maintain any relationship with any particular service provider – it is free to contract with as many (or few) service providers as it would like. Such ordinary course agreements need not be filed as exhibits under Item 601 of Regulation S-K unless they are contracts upon which the business is substantially dependent. Accordingly, the Company had the option to select (and did evaluate) multiple custodians prior to selecting its current custodians as its third-party service providers for its bitcoin strategy.

While the Company determined to disclose the existence of its custodial arrangements to provide investors with meaningful information regarding the holding and storage of its digital assets, and about the framework upon which it is executing its new bitcoin treasury strategy, the Company believes that its custody agreement is not and will likely never be or become a “material contract” within the meaning of Item 601(b)(10)(ii) of Regulation S-K.

5.

Please revise to include a materially complete description of Bitcoin and the Bitcoin blockchain, including, for example, a description of the lifecycle of Bitcoin, the use case of Bitcoin, including its purpose, use and/or functions, the market cap of Bitcoin, the circulating supply of Bitcoin, the maximum supply of Bitcoin, the average trading volume of Bitcoin, the launch date of Bitcoin and the Bitcoin blockchain, and the governance of the Bitcoin blockchain.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 3 of Amendment No. 1 under the heading “Our Business—Bitcoin Mining” in response to the Staff’s comment.

Risk Factors

Risks Related to our Cryptocurrency Treasury Strategy, page 4

6.	Please revise your risk factor disclosure to address the following:

•	Describe factors potentially impacting the price of Bitcoin such as competition from other crypto assets and trends in the level of adoption of Bitcoin relative to other crypto assets.

•	Provide quantitative information that demonstrates the volatility of Bitcoin.

The Company acknowledges the Staff’s comment and has added two risk factors addressing factors impacting the price of Bitcoin and quantitative information demonstrating the volatility of Bitcoin on page 5 of Amendment No. 1 in response to the Staff’s comment.

* * * * *

We thank the Staff for its review of the foregoing and the Registration Statement. Should any member of the Staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Foley & Lardner, LLP, attention: Curt Creely at (813) 225-4122.

Very truly yours,
LM FUNDING AMERICA, INC.
By:	/s/ Bruce M. Rodgers, Esq.
Bruce M. Rodgers, Esq.
Chief Executive Officer

cc: Curt Creely, Foley & Lardner LLP